UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52762

Abtech Acquisition Corp
(formerly known as Abtech Holdings, Inc.)
(Exact name of registrant as specified in its charter)

78 John Miller Way, Suite 102
Kearny, New Jersey 07032
646-467-6700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share1
(Title of each class of securities covered by this form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Eight

1 As a result of the merger of Abtech Holdings, Inc. with and into Abtech Acquisition Corp. on March 20, 2019, the shares of common stock, par value $0.001 per share, of Abtech Holdings, Inc. ceased to be outstanding.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Abtech Acquisition Corp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 21, 2019	Abtech Acquisition Corp

	By:	/s/ Alex Lau
		Name:	Alex Lau
		Title:	President